EXHIBIT 28 (a)



                 VILLAGE SUPER MARKET, INC. REPORTS RESULTS
                 FOR THE FIRST QUARTER ENDED OCTOBER 28, 1995



Springfield, N.J. - November 30, 1995 - Village Super Market, Inc. reported sales and net income for the first quarter ended October 28, 1995, Perry Sumas, President, announced today.

   Net income was $139,000 in the first quarter of fiscal 1996, an increase of 67% over the prior year. Sales for the first quarter were $166,522,000, a slight decline from the prior year.

   Net income improved due to an increase in gross margin, partially offset by higher operating and administrative expenses. Gross margins increased primarily as a result of improved product mix. Operating and administrative expenses increased due to higher coupon and supply costs.

   The slight decrease in sales for the quarter is due to the prior year including one month's operations of the Easton, Pennsylvania store. Same store sales were flat in the first quarter as the impact of new competitive entries was offset by improved sales at two stores remodeled in the past year.

   Village Super Market, Inc. operates a chain of 23 supermarkets under the ShopRite name in New Jersey and Eastern Pennsylvania.

   The following table summarizes Village's results for the quarter ended October 28, 1995.

                                      13 Weeks Ended        13 Weeks Ended
                                      October 28, 1995      October 29, 1994
Sales                                 $166,522,000          $167,366,000
Net Income                            $    139,000          $     83,000
Net Income Per Share                  $        .05          $        .03